FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 11, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Banco do Brasil (BB)  and BRF Brasil Foods S.A. are signing today, Wednesday May 11, a rural outgrowers agreement - BB Convir in the amount of R$ 1.4 billion. The resources are to be applied in the financing of  the company’s integrated outgrowers’ projects for the raising of chickens and hogs in the states of Goiás, Mato Grosso, Minas Gerais, the  Federal District and southern region of the country.

The purpose of the partnership is to implement a joint program for extending rural credit lines, thereby supporting the integration of the poultry and hog farming chains.

Under the agreement, BB finances the company’s integrated outgrowers with the commitment to deliver their production to BRF - which for its part, guarantees purchase.

The agreement will expand the Banco do Brasil’s capacity to provide rural credit while for BRF, it ensures that growth projects, linked to the advance in the process of integration, occur in a sustainable and competitive manner. Under the agreement, the rural producer is able to access credit at competitive costs so that he can undertake his projects supported by an integrated outgrowers contract.

The outlook is that the agreement will benefit about two thousand rural producers through the BB FCO Rural credit line, to businesses located in the Midwest region, and through BNDES lines to other regions in the country where BRF has operations.

BRF Brasil Foods

BRF Brasil Foods is one of the global leaders in the food sector, with a focus on production and distribution of  processed products derived from poultry, hogs, beef cattle and dairy products. The company is the largest exporter in the world of poultry and the third largest exporter in Brazil, with an annual production of about five million tons of meat-based food products and two million tons of dairy products.

São Paulo, May 11, 2011.

Leopoldo Viriato Saboya

Chief Financial, Administrative and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 11, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director